UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 4)

MICROMET, INC.

(Name of Subject Company)

MICROMET, INC.

(Name of Person Filing Statement)

Common Stock, $0.00004 par value per share

(Title of Class of Securities)

59509C105

(CUSIP Number of Class of Securities)

Christian Itin, Ph.D.

President and Chief Executive Officer

Micromet, Inc.

9201 Corporate Boulevard, Suite 400,

Rockville, MD 20850

(240) 752-1420

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq. Cooley LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000	Christian Plaza, Esq. Cooley LLP One Freedom Square, Reston Town Center 11951 Freedom Drive Reston, Virginia 20190 (703) 456-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 amends and supplements the Schedule 14D-9, Amendment No. 1, Amendment No. 2 and Amendment No. 3 to Schedule 14D-9 previously filed by Micromet, Inc., a Delaware corporation (“Micromet” or the “Company”), with the Securities and Exchange Commission on February 2, 2012, February 6, 2012, February 10, 2012 and February 15, 2012, respectively, relating to the offer by Armstrong Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Amgen Inc., a Delaware corporation, to purchase all the issued and outstanding shares of Micromet’s common stock, $0.00004 par value per share (together with the preferred stock purchase rights), at a price of $11.00 per share net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 2, 2012, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the paragraphs under the heading “Litigation Relating to the Offer and the Merger” beginning on page 39 of the Schedule 14D-9 and replacing them with the following paragraphs, in order to update the information for, among other things, the Delaware Chancery Court’s denial of the plaintiff’s motion for a preliminary injunction in the Delaware Litigations (as defined below):

“Between January 30, 2012 and February 9, 2012, seven putative class action lawsuits challenging the Merger were filed in the Court of Chancery for the State of Delaware. On February 29, 2012, the Delaware Chancery Court denied plaintiff’s motion for a preliminary injunction, in which plaintiffs sought to enjoin the closing of the Offer. The Delaware actions, which were consolidated on February 15, 2012, are captioned: (1) Passes v. Micromet, Inc., et al., Case No. 7198-VCP (the “Passes Case”); (2) Bohaychuck v. David Hale, et al., Case No. 7197-VCP (the “Bohaychuck Case”); (3) Volpe v. David Hale, et al., Case No. 7201-VCP (the “Volpe Case”); (4) Draper-Donaldson v. Micromet Technologies, Inc., et al., Case No. 7208-VCP (the “Draper-Donaldson Case”); (5) Wolf v. David Hale, et al., Case No. 7205-VCP (the “Wolf Case”); (6) Russell v. Micromet, Inc., Case No. 7210-VCP (the “Russell Case”); and (7) Louisiana Municipal Police Employees’ Retirement System v. David F. Hale, et al., Case No. 7232-VCP (the “LMPERS Case”). On February 3, 2012, plaintiff in the Draper-Donaldson Case voluntarily dismissed that action without prejudice. The Passes Case, Bohaychuck Case, Volpe Case, Wolf Case, Russell Case, and LMPERS Case are collectively referred to as the “Delaware Litigations,” and are being overseen by Vice Chancellor Parsons in the Court of Chancery for the State of Delaware. On February 13, 2012, the Delaware Chancery Court granted the Delaware plaintiffs’ motion to expedite the proceedings. The Court’s denial of plaintiffs’ motion for a preliminary injunction followed limited discovery and a hearing on February 27, 2012.

Between January 27, 2012 and February 1, 2012, five putative class action lawsuits challenging the Merger were filed in the Circuit Court for Montgomery County, Maryland. These actions are captioned: (1) Rush v. Micromet, Inc., et al., Case No. V358302 (the “Rush Case”); (2) Noskoviak v. Micromet, Inc., et al., Case No. V358455 (the “Noskoviak Case”); (3) Osler v. Micromet, Inc, et al., Case No. V358457 (the “Osler Case”); (4) Lang v. Micromet, Inc., et al., Case No. V358476 (the “Lang Case”); and (5) Ludden v. Micromet, Inc., et al., Case No. V358477 (the “Ludden Case”). The Rush Case, Noskoviak Case, Osler Case, Lang Case, and Ludden Case are collectively referred to as the “Maryland State Court Litigations.” On February 10, 2012, the plaintiffs in the Lang and Ludden Cases filed a motion to consolidate the Maryland State Court Litigation, and a motion for temporary restraining order. On February 21, 2012 Micromet filed a motion to stay the Lang and Ludden cases. On February 23, 2012, the plaintiffs in the Lang and Ludden Cases withdrew their motion for temporary restraining order and agreed to stay the cases voluntarily. Accordingly, Micromet withdrew its motion to stay.

On February 8, 2012, another putative class action lawsuit challenging the Merger, captioned Raad v. Christian Itin, et al., Case No. 8:12-cv-00385-DKC, was filed in the United States District Court for the District of Maryland (the “Raad Case”).

The Delaware Litigations, the Maryland State Court Litigations, and the Raad Case are collectively referred to as the “Stockholder Litigations.”

The Stockholder Litigations were filed against the Company, the individual members of the Board of Directors of Micromet, Amgen and Purchaser. The Stockholder Litigations generally allege, among other things, that the members of the Micromet Board breached their fiduciary duties owed to the Micromet stockholders by approving the proposed Merger for inadequate consideration, entering into the Merger Agreement containing preclusive deal protection devices, and failing to take steps to maximize the value to be paid to the Micromet stockholders. The Ludden Case and Lang Case also allege as an additional basis for the breach of fiduciary claim that the members of the Micromet board engaged in self-dealing when they approved the proposed Merger. The Raad Case brings an additional claim against the members of the Micromet Board under Section 14(e) of the Securities Exchange Act of 1934 for making false and misleading statements in the Schedule 14D-9. On February 6, 2012 the Passes Case was amended to include a claim that the members of the Micromet Board breached their fiduciary duties by failing to make adequate disclosures to Micromet’s stockholders with respect to the Merger. On February 10, 2012 the Ludden Case and Lang Case were both amended to include, as an additional basis for the breach of fiduciary claims, that the members of the Micromet Board made omissions and misrepresentations in the Schedule 14D-9. Each of the Stockholder Litigations also alleges claims for aiding and abetting such alleged breaches of fiduciary duties against various combinations of Micromet, Amgen and Purchaser.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROMET, INC.

By:	/s/ Matthias Alder
Name:	Matthias Alder
Title:	Senior Vice President Administration, General Counsel & Secretary

Dated: March 1, 2012